File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MONROE CAPITAL CORPORATION, MONROE CAPITAL INCOME PLUS CORPORATION, MONROE CAPITAL ENHANCED CORPORATE LENDING FUND, MONROE CAPITAL BDC ADVISORS, LLC, MONROE CAPITAL MANAGEMENT ADVISORS, LLC, MONROE CAPITAL ASSET MANAGEMENT LLC, MONROE CAPITAL MANAGEMENT LLC, MONROE CAPITAL CLO MANAGER LLC, MONROE CAPITAL CLO MANAGER II LLC, MONROE CAPITAL PARTNERS FUND ADVISORS, INC., MONROE CAPITAL PARTNERS FUND II ADVISORS, INC., MCC HOLDCO EQUITY MANAGER I, LLC, MRCC HOLDING COMPANY I, LLC, MRCC HOLDING COMPANY III, LLC, MRCC HOLDING COMPANY IV, LLC, MRCC HOLDING COMPANY V, LLC, MRCC HOLDING COMPANY VII, LLC, MRCC HOLDING COMPANY VIII, LLC, MRCC HOLDING COMPANY IX, LLC, MRCC HOLDING COMPANY X, LLC, MRCC HOLDING COMPANY XI, LLC, MRCC HOLDING COMPANY XII, LLC, MRCC HOLDING COMPANY XIII, LLC, MRCC HOLDING COMPANY XIV, LLC, MRCC HOLDING COMPANY XV, LLC, MRCC HOLDING COMPANY XVI, LLC, MRCC HOLDING COMPANY XVII, LLC, MRCC HOLDING COMPANY XVIII, LLC, MRCC HOLDING COMPANY XIX, LLC, MRCC HOLDING COMPANY XX, LLC, MRCC HOLDING COMPANY XXII, LLC, MRCC HOLDING COMPANY XXIII, LLC, MRCC HOLDING COMPANY XXIV, LLC, MC INCOME PLUS FINANCING SPV LLC, MC INCOME PLUS FINANCING SPV II LLC, MC INCOME PLUS FINANCING SPV III LLC, MC INCOME PLUS FINANCING SPV IV LLC, MC INCOME PLUS FINANCING SPV V LLC, MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC, MONROE CAPITAL INCOME PLUS ABS FUNDING II, LLC, MCIP HOLDING COMPANY I, LLC, MCIP HOLDING COMPANY II, LLC, MCIP HOLDING COMPANY IV, LLC, MCIP HOLDING COMPANY V, LLC, MCIP HOLDING COMPANY VI, LLC, MCIP HOLDING COMPANY VII, LLC, MCIP HOLDING COMPANY VIII, LLC, MCIP HOLDING COMPANY IX, LLC, MCIP HOLDING COMPANY X, LLC, MCIP HOLDING COMPANY XI, LLC, MCIP HOLDING COMPANY XII, LLC, MCIP HOLDING COMPANY XIII, LLC, MCIP HOLDING COMPANY XIV, LLC, MCIP HOLDING COMPANY XV, LLC, MCIP HOLDING COMPANY XVI, LLC, MCIP HOLDING COMPANY XVII, LLC, MCIP HOLDING COMPANY XVIII, LLC, MCIP HOLDING COMPANY XIX, LLC, MCIP HOLDING COMPANY XX, LLC, MCIP HOLDING COMPANY XXI, LLC, MCIP HOLDING COMPANY XXII, LLC, MCIP HOLDING COMPANY XXIII, LLC, MCIP HOLDING COMPANY XXV, LLC, MCIP HOLDING COMPANY XXVI, LLC, MCIP HOLDING COMPANY XXVIII, LLC, MCIP HOLDING COMPANY XXIX, LLC, MCIP HOLDING COMPANY XXX, LLC, MCIP HOLDING COMPANY XXXI, LLC, MCIP HOLDING COMPANY XXXII, LLC, MCIP HOLDING COMPANY XXXIII, LLC, MCIP HOLDING COMPANY XXXIV, LLC, MCIP HOLDING COMPANY XXXV, LLC, MCIP HOLDING COMPANY XXXVI, LLC, MCIP HOLDING COMPANY XXXVII, LLC, MCIP HOLDING COMPANY XXXVIII, LLC, MONROE (NP) U.S. PRIVATE DEBT FUND LP, MONROE CAPITAL FUND SCSP SICAV-RAIF - PRIVATE CREDIT FUND (MARSUPIAL), MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III, MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III (UNLEVERAGED), MONROE CAPITAL CLO 2014-1. LTD., MONROE CAPITAL MML CLO 2016-1, LTD., MONROE CAPITAL MML CLO 2017-1, LTD., MONROE CAPITAL MML CLO VI, LTD., MONROE CAPITAL MML CLO VII, LTD., MONROE CAPITAL MML CLO VIII, LTD., MONROE CAPITAL MML CLO IX, LTD., MONROE CAPITAL MML CLO X, LLC, MONROE CAPITAL MML CLO XI, LTD., MONROE CAPITAL MML CLO XII, LTD., MONROE CAPITAL MML CLO XIII, LLC, MONROE CAPITAL MML CLO XIV, LLC, MONROE CAPITAL MML CLO XV, LTD., MONROE CAPITAL MML CLO XVI, LTD., MONROE CAPITAL MML CLO XVII, LTD., MONROE CAPITAL MML CLO XVIII, LTD., MONROE CAPITAL MML CLO XIX, LTD., MONROE CAPITAL STARR CLO I LLC, MONROE CAPITAL STARR CLO II LLC, MONROE CAPITAL OPPORTUNISTIC PRIVATE CREDIT MASTER FUND SCSP, MONROE CAPITAL OPPORTUNISTIC II PRIVATE CREDIT MASTER FUND SCSP SICAV-RAIF, MONROE CAPITAL PARTNERS FUND, L.P., MONROE CAPITAL PRIVATE CREDIT FUND 559 LP, MONROE CAPITAL PRIVATE CREDIT FUND I LP, MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED OFFSHORE) LP, MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP, MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP, MONROE CAPITAL PRIVATE CREDIT FUND II LP, MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP, MONROE CAPITAL PRIVATE CREDIT FUND III LP, MONROE CAPITAL PRIVATE CREDIT FUND L LP, MONROE CAPITAL PRIVATE CREDIT FUND KTRS LP, MONROE CAPITAL PRIVATE CREDIT FUND VT LP, MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV (UNLEVERAGED) SCSP, MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP, MONROE CAPITAL PRIVATE CREDIT MASTER FUND V (UNLEVERAGED) SCSP SICAV-RAIF, MONROE CAPITAL PRIVATE CREDIT MASTER FUND V SCSP SICAV-RAIF, MONROE CAPITAL PRIVATE CREDIT VERSAILLES MASTER FUND SCSP, MONROE CAPITAL PRIVATE CREDIT MJ MASTER FUND LTD., MONROE PRIVATE CREDIT FUND A, LP, MONROE CAPITAL FUND O, LLC, MONROE CAPITAL CFO I LP, MONROE CAPITAL CFO I LTD., MONROE CAPITAL INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P., MONROE SMBC MA SENIOR LOAN FUND (OFFSHORE) LP, MONROE SMBC MA SENIOR LOAN FUND (ONSHORE) LP, MRCC SENIOR LOAN FUND I, LLC

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

(312) 258-8300

HORIZON TECHNOLOGY FINANCE CORPORATION, HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC, HORIZON CREDIT II LLC, HORIZON SECURED LOAN FUND I LLC, HORIZON FUNDING I, LLC, HORIZON FUNDING II, LLC, HORIZON FUNDING 2022-1 LLC, HORIZON FUNDING TRUST 2022-1

312 Farmington Avenue

Farmington, CT 06032

860-676-8654

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Theodore Koenig

Chief Executive Officer

Monroe Capital Corporation

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

(312) 258-8300

tkoenig@monroecap.com

Robert D. Pomeroy, Jr.

Chief Executive Officer

Horizon Technology Finance Corporation

312 Farmington Avenue

Farmington, CT 06032

(860) 676-8654
rpomeroy@horizontechfinance.com

Copies to:

Clay Douglas, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3326 Clay.Douglas@dechert.com	David Bartels, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3375 David.Bartels@dechert.com

May 14, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

MONROE CAPITAL CORPORATION,
MONROE CAPITAL INCOME PLUS CORPORATION,
MONROE CAPITAL ENHANCED CORPORATE LENDING FUND,
MONROE CAPITAL BDC ADVISORS, LLC,
MONROE CAPITAL MANAGEMENT ADVISORS, LLC,
MONROE CAPITAL ASSET MANAGEMENT LLC,
MONROE CAPITAL MANAGEMENT LLC,
MONROE CAPITAL CLO MANAGER LLC,
MONROE CAPITAL CLO MANAGER II LLC,
MONROE CAPITAL PARTNERS FUND ADVISORS, INC.,
MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.,
MCC HOLDCO EQUITY MANAGER I, LLC,
MRCC HOLDING COMPANY I, LLC,
MRCC HOLDING COMPANY III, LLC,
MRCC HOLDING COMPANY IV, LLC,
MRCC HOLDING COMPANY V, LLC,
MRCC HOLDING COMPANY VII, LLC,
MRCC HOLDING COMPANY VIII, LLC,
MRCC HOLDING COMPANY IX, LLC,
MRCC HOLDING COMPANY X, LLC,
MRCC HOLDING COMPANY XI, LLC,
MRCC HOLDING COMPANY XII, LLC,
MRCC HOLDING COMPANY XIII, LLC,
MRCC HOLDING COMPANY XIV, LLC,
MRCC HOLDING COMPANY XV, LLC,
MRCC HOLDING COMPANY XVI, LLC,
MRCC HOLDING COMPANY XVII, LLC,
MRCC HOLDING COMPANY XVIII, LLC,
MRCC HOLDING COMPANY XIX, LLC,
MRCC HOLDING COMPANY XX, LLC,
MRCC HOLDING COMPANY XXII, LLC,
MRCC HOLDING COMPANY XXIII, LLC,
MRCC HOLDING COMPANY XXIV, LLC,
MC INCOME PLUS FINANCING SPV LLC,
MC INCOME PLUS FINANCING SPV II LLC,
MC INCOME PLUS FINANCING SPV III LLC,
MC INCOME PLUS FINANCING SPV IV LLC,
MC INCOME PLUS FINANCING SPV V LLC,
MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC,

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

MONROE CAPITAL INCOME PLUS ABS FUNDING II, LLC,
MCIP HOLDING COMPANY I, LLC,
MCIP HOLDING COMPANY II, LLC,
MCIP HOLDING COMPANY IV, LLC,
MCIP HOLDING COMPANY V, LLC,
MCIP HOLDING COMPANY VI, LLC,
MCIP HOLDING COMPANY VII, LLC,
MCIP HOLDING COMPANY VIII, LLC,
MCIP HOLDING COMPANY IX, LLC,
MCIP HOLDING COMPANY X, LLC,
MCIP HOLDING COMPANY XI, LLC,
MCIP HOLDING COMPANY XII, LLC,
MCIP HOLDING COMPANY XIII, LLC,
MCIP HOLDING COMPANY XIV, LLC,
MCIP HOLDING COMPANY XV, LLC,
MCIP HOLDING COMPANY XVI, LLC,
MCIP HOLDING COMPANY XVII, LLC,
MCIP HOLDING COMPANY XVIII, LLC,
MCIP HOLDING COMPANY XIX, LLC,
MCIP HOLDING COMPANY XX, LLC,
MCIP HOLDING COMPANY XXI, LLC,
MCIP HOLDING COMPANY XXII, LLC,
MCIP HOLDING COMPANY XXIII, LLC,
MCIP HOLDING COMPANY XXV, LLC,
MCIP HOLDING COMPANY XXVI, LLC,
MCIP HOLDING COMPANY XXVIII, LLC,
MCIP HOLDING COMPANY XXIX, LLC,
MCIP HOLDING COMPANY XXX, LLC,
MCIP HOLDING COMPANY XXXI, LLC,
MCIP HOLDING COMPANY XXXII, LLC,
MCIP HOLDING COMPANY XXXIII, LLC,
MCIP HOLDING COMPANY XXXIV, LLC,
MCIP HOLDING COMPANY XXXV, LLC,
MCIP HOLDING COMPANY XXXVI, LLC,
MCIP HOLDING COMPANY XXXVII, LLC,
MCIP HOLDING COMPANY XXXVIII, LLC,
MONROE (NP) U.S. PRIVATE DEBT FUND LP,
MONROE CAPITAL FUND SCSP SICAV-RAIF-PRIVATE
CREDIT FUND (MARSUPIAL),
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE
CREDIT FUND III,
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE
CREDIT FUND III (UNLEVERAGED),
MONROE CAPITAL CLO 2014-1. LTD.,
MONROE CAPITAL MML CLO 2016-1, LTD.,
MONROE CAPITAL MML CLO 2017-1, LTD.,
MONROE CAPITAL MML CLO VI, LTD.,
MONROE CAPITAL MML CLO VII, LTD.,
MONROE CAPITAL MML CLO VIII, LTD.,	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

MONROE CAPITAL MML CLO IX, LTD.,
MONROE CAPITAL MML CLO X, LLC,
MONROE CAPITAL MML CLO XI, LTD.,
MONROE CAPITAL MML CLO XII, LTD.,
MONROE CAPITAL MML CLO XIII, LLC,
MONROE CAPITAL MML CLO XIV, LLC,
MONROE CAPITAL MML CLO XV, LTD.,
MONROE CAPITAL MML CLO XVI, LTD.,
MONROE CAPITAL MML CLO XVII, LTD.,
MONROE CAPITAL MML CLO XVIII, LTD.,
MONROE CAPITAL MML CLO XIX, LTD.,
MONROE CAPITAL STARR CLO I LLC,
MONROE CAPITAL STARR CLO II LLC,
MONROE CAPITAL OPPORTUNISTIC PRIVATE
CREDIT MASTER FUND SCSP,
MONROE CAPITAL OPPORTUNISTIC II PRIVATE
CREDIT MASTER FUND SCSP SICAV-RAIF,
MONROE CAPITAL PARTNERS FUND, L.P.,
MONROE CAPITAL PRIVATE CREDIT FUND 559 LP,
MONROE CAPITAL PRIVATE CREDIT FUND I LP,
MONROE CAPITAL PRIVATE CREDIT FUND II
(UNLEVERAGED OFFSHORE) LP,
MONROE CAPITAL PRIVATE CREDIT FUND II-O
(UNLEVERAGED OFFSHORE) LP,
MONROE CAPITAL PRIVATE CREDIT FUND II
(UNLEVERAGED) LP,
MONROE CAPITAL PRIVATE CREDIT FUND II LP,
MONROE CAPITAL PRIVATE CREDIT FUND III
(UNLEVERAGED) LP,
MONROE CAPITAL PRIVATE CREDIT FUND III LP,
MONROE CAPITAL PRIVATE CREDIT FUND L LP,
MONROE CAPITAL PRIVATE CREDIT FUND KTRS LP,
MONROE CAPITAL PRIVATE CREDIT FUND VT LP,
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV
(UNLEVERAGED) SCSP,
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP,
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V
(UNLEVERAGED) SCSP SICAV-RAIF,
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V
SCSP SICAV-RAIF,
MONROE CAPITAL PRIVATE CREDIT VERSAILLES
MASTER FUND SCSP,
MONROE CAPITAL PRIVATE CREDIT MJ MASTER FUND LTD.,
MONROE PRIVATE CREDIT FUND A, LP,
MONROE CAPITAL FUND O, LLC,
MONROE CAPITAL CFO I LP,
MONROE CAPITAL CFO I LTD.,	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

MONROE CAPITAL INSURANCE FUND SERIES
INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.,
MONROE SMBC MA SENIOR LOAN FUND (OFFSHORE) LP,
MONROE SMBC MA SENIOR LOAN FUND (ONSHORE) LP,
MRCC SENIOR LOAN FUND I, LLC

311 SOUTH WACKER DRIVE, SUITE 6400

CHICAGO, ILLINOIS 60606

HORIZON TECHNOLOGY FINANCE CORPORATION,
HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC,
HORIZON CREDIT II LLC,
HORIZON SECURED LOAN FUND I LLC,
HORIZON FUNDING I, LLC,
HORIZON FUNDING II, LLC,
HORIZON FUNDING 2022-1 LLC,
HORIZON FUNDING TRUST 2022-1

312 FARMINGTON AVENUE
FARMINGTON, CT 06032

File No. 812-

: : : : : : : : : : : : : : : : : : : : : :

I.	Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 10, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Monroe Capital Corporation (“MRCC”), a Maryland corporation that has elected to be regulated as a business development company (“BDC”);

•	Monroe Capital Income Plus Corporation (“MCIP”), a Maryland corporation that has elected to be regulated as a BDC;

•	Monroe Capital Enhanced Corporate Lending Fund (“M-LEND”), a Delaware statutory trust that intends to elect to be regulated as a BDC;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Monroe Capital Corporation, et al. (File No. 812-15388), Release No. IC-34769 (December 8, 2022) (notice), Release No. IC-34800 (January 10, 2023) (order).

•	Horizon Technology Finance Corporation (“HRZN,” and together with MRCC, MCIP and M-LEND, the “Existing Regulated Funds”), a Delaware corporation that has elected to be regulated as a BDC;

•	Monroe Capital BDC Advisors, LLC (“MC Advisors”), the investment adviser to MRCC and MCIP on behalf of itself and its successors;[3]

•	Horizon Technology Finance Management LLC (“HTFM”), the investment adviser to HRZN on behalf of itself and its successors;

•	Monroe Capital Management Advisors, LLC (“MCMA”), the investment adviser to certain Existing Affiliated Funds (as defined below) on behalf of itself and its successors;

•	Monroe Capital Asset Management LLC (“MCAM”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Monroe Capital Management LLC (“MCM”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Monroe Capital CLO Manager LLC (“MCCM”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Monroe Capital CLO Manager II LLC (“MCCM II”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Monroe Capital Partners Fund Advisors, Inc. (“MCPFA”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Monroe Capital Partners Fund II Advisors, Inc. (“MCPFA II,” and collectively with MC Advisors, HTFM, MCMA, MCAM, MCM, MCCM, MCCM II, and MCPFA, the “Existing Advisers”), the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors;

•	Certain vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and either a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund (the “Existing Wholly-Owned Subsidiaries”) or a Joint Venture (as defined below) (the “Existing Joint Venture” and, together with the Existing Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries and Joint Ventures”); and

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	Certain existing investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries and Joint Ventures, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	MRCC

MRCC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. MRCC was organized on February 9, 2011 and commenced operations on October 24, 2012. MRCC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and intends to continue to qualify as a RIC in the future. MRCC’s principal place of business is 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

MRCC’s investment objective is to maximize the total return to stockholders in the form of current income and capital appreciation through investment in senior secured, unitranche secured and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity investments. MRCC has a five-member board (the “MRCC Board”), of which four members are not “interested persons” of MRCC within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	MCIP

MCIP is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. MCIP was organized on May 30, 2018 and commenced operations on January 15, 2019. MCIP has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. MCIP’s principal place of business is 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

MCIP’s investment objective is to provide stockholders with attractive risk-adjusted returns with the downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public markets’ volatility. MCIP has a four-member board (the “MCIP Board”), of which three members are not “interested persons” of MCIP within the meaning of Section 2(a)(19) of the 1940 Act.

C.	M-LEND

M-LEND is a newly organized Delaware statutory trust formed on March 3, 2025. M-LEND was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act. In addition, M-LEND intends to elect to be treated for tax purposes, and intends to qualify annually, as a RIC under Code and intends to continue to make such election in the future. M-LEND expects to employ MC Advisors as its investment adviser and has not yet commenced investment operations. M-LEND’s principal place of business is 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

D.	HRZN

HRZN is a publicly traded non-diversified closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. HRZN was organized on March 16, 2010 under the General Corporation Law of the State of Delaware and commenced operations on October 28, 2010. HRZN has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. HRZN’s principal place of business is 312 Farmington Avenue, Farmington, Connecticut 06032.

HRZN’s investment objective is to maximize HRZN’s investment portfolio’s total return by generating current income from the debt investments HRZN makes and capital appreciation from the warrants HRZN receives when making such debt investments. HRZN has an eight-member board (the “HRZN Board”), of which six members are not “interested persons” of HRZN within the meaning of Section 2(a)(19) of the 1940 Act.

E.	The Existing Advisers

The Existing Advisers serve as the investment advisers of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund.

MC Advisors, an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to MRCC and MCIP pursuant to the terms of their respective investment advisory agreements. MC Advisors manages each of MRCC and MCIP in accordance with such fund’s investment objectives and strategies, makes investment decisions for each of MRCC and MCIP, places purchase and sale orders for portfolio transactions for each of MRCC and MCIP and otherwise manages the day-to-day operations of each of MRCC and MCIP, subject to the oversight of the MRCC Board and MCIP Board, as applicable.

MC Advisors is a limited liability company formed and existing under the laws of the State of Delaware and is wholly owned by Monroe Capital Intermediate Holdings, LLC (“MCIH”), which is majority owned by Momentum US Bidco, LLC (“Momentum US Bidco”) (a majority owned subsidiary of Wendel S.E.) and minority owned by Monroe Capital Investment Holdings, L.P. (“MC Investment Holdings”). Each of MCMA, MCAM, MCM, MCCM, MCCM II, MCPFA and MCPFA II is also indirectly majority owned by Momentum US Bidco and indirectly minority owned by MC Investment Holdings

HTFM, an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to HRZN pursuant to the terms of its investment advisory agreement. HTFM manages HRZN in accordance with HRZN’s investment objective and strategies, makes investment decisions for HRZN, places purchase and sale orders for portfolio transactions for HRZN and otherwise manages the day-to-day operations of HRZN, subject to the oversight of the HRZN Board.

HTFM is a Delaware limited liability company and is wholly owned by MCH Holdco LLC, which is a wholly-owned subsidiary of MCIH.

MCMA, a Delaware limited liability company, is an investment adviser registered with the Commission under the Advisers Act. MCMA is wholly owned by MCIH. Each of MCAM, MCM, MCCM, MCCM II, MCPFA and MCPFA II is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. MCAM, MCM, MCCM, MCCM II, MCPFA and MCPFA II are relying advisers of MCMA.

Under the terms of an investment advisory agreement with each Existing Affiliated Fund, MCMA, MCAM, MCM, MCCM, MCCM II, MCPFA and MCPFA II, as applicable, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and regularly report thereon to each Existing Affiliated Fund’s officers and/or directors/manager, as applicable.

The Existing Advisers also provide or will provide administrative services to the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under the relevant administrative services agreement.

F.	The Existing Wholly-Owned Subsidiaries and Joint Ventures

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund.

The Existing Joint Venture is an unconsolidated joint venture subsidiary of an Existing Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the respective Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).

A list of the Existing Wholly-Owned Subsidiaries and Joint Ventures is included on Schedule A hereto.

G.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Adviser and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[11]	In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers, other than MCPFA, are each either direct or indirect subsidiaries of MCIH, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.              Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.              Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.              Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent  not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.              No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.               Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.               Dispositions:

(a)             Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)             Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.               Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.               Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.               In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[22]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Theodore Koenig

Chief Executive Officer

Monroe Capital Corporation

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

(312) 258-8300

tkoenig@monroecap.com

Robert D. Pomeroy, Jr.

Chief Executive Officer

Horizon Technology Finance Corporation

312 Farmington Avenue

Farmington, CT 06032

(860) 676-8654
rpomeroy@horizontechfinance.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Clay Douglas, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3326 Clay.Douglas@dechert.com	David Bartels, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3375 David.Bartels@dechert.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 14th day of May, 2025.

MONROE CAPITAL CORPORATION

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL INCOME PLUS CORPORATION

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	President and Chief Executive Officer

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Sole Trustee

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL ASSET MANAGEMENT LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL MANAGEMENT LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL CLO MANAGER LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL CLO MANAGER II LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE CORPORATION

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

Existing Wholly-Owned Subsidiaries and Joint Ventures:

MCC HOLDCO EQUITY MANAGER I, LLC
MRCC HOLDING COMPANY I, LLC
MRCC HOLDING COMPANY III, LLC
MRCC HOLDING COMPANY IV, LLC
MRCC HOLDING COMPANY V, LLC
MRCC HOLDING COMPANY VII, LLC
MRCC HOLDING COMPANY VIII, LLC
MRCC HOLDING COMPANY IX, LLC
MRCC HOLDING COMPANY X, LLC

MRCC HOLDING COMPANY XI, LLC
MRCC HOLDING COMPANY XII, LLC
MRCC HOLDING COMPANY XIII, LLC MRCC HOLDING COMPANY XIV, LLC
MRCC HOLDING COMPANY XV, LLC
MRCC HOLDING COMPANY XVI, LLC
MRCC HOLDING COMPANY XVII, LLC
MRCC HOLDING COMPANY XVIII, LLC
MRCC HOLDING COMPANY XIX, LLC
MRCC HOLDING COMPANY XX, LLC
MRCC HOLDING COMPANY XXII, LLC
MRCC HOLDING COMPANY XXIII, LLC
MRCC HOLDING COMPANY XXIV, LLC
MC INCOME PLUS FINANCING SPV LLC
MC INCOME PLUS FINANCING SPV II LLC
MC INCOME PLUS FINANCING SPV III LLC
MC INCOME PLUS FINANCING SPV IV LLC
MC INCOME PLUS FINANCING SPV V LLC
MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC
MONROE CAPITAL INCOME PLUS ABS FUNDING II, LLC
MCIP HOLDING COMPANY I, LLC
MCIP HOLDING COMPANY II, LLC
MCIP HOLDING COMPANY IV, LLC
MCIP HOLDING COMPANY V, LLC
MCIP HOLDING COMPANY VI, LLC MCIP HOLDING COMPANY VII, LLC
MCIP HOLDING COMPANY VIII, LLC
MCIP HOLDING COMPANY IX, LLC
MCIP HOLDING COMPANY X, LLC
MCIP HOLDING COMPANY XI, LLC
MCIP HOLDING COMPANY XII, LLC
MCIP HOLDING COMPANY XIII, LLC
MCIP HOLDING COMPANY XIV, LLC
MCIP HOLDING COMPANY XV, LLC
MCIP HOLDING COMPANY XVI, LLC
MCIP HOLDING COMPANY XVII, LLC
MCIP HOLDING COMPANY XVIII, LLC
MCIP HOLDING COMPANY XIX, LLC
MCIP HOLDING COMPANY XX, LLC
MCIP HOLDING COMPANY XXI, LLC
MCIP HOLDING COMPANY XXII, LLC
MCIP HOLDING COMPANY XXIII, LLC
MCIP HOLDING COMPANY XXV, LLC
MCIP HOLDING COMPANY XXVI, LLC MCIP HOLDING COMPANY XXVIII, LLC
MCIP HOLDING COMPANY XXIX, LLC
MCIP HOLDING COMPANY XXX, LLC
MCIP HOLDING COMPANY XXXI, LLC
MCIP HOLDING COMPANY XXXII, LLC

MCIP HOLDING COMPANY XXXIII, LLC
MCIP HOLDING COMPANY XXXIV, LLC
MCIP HOLDING COMPANY XXXV, LLC
MCIP HOLDING COMPANY XXXVI, LLC
MCIP HOLDING COMPANY XXXVII, LLC
MCIP HOLDING COMPANY XXXVIII, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Authorized Signatory

MRCC SENIOR LOAN FUND I, LLC

By:	/s/ Peter Gruszka
	Name:	Peter Gruszka
	Title:	Authorized Signatory

HORIZON CREDIT II LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON SECURED LOAN FUND I LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Manager

HORIZON FUNDING I, LLC By: Horizon Secured Loan Fund I LLC, its sole member

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Manager

HORIZON FUNDING II, LLC By: Horizon Technology Finance Corporation, its sole member

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON FUNDING 2022-1 LLC By: Horizon Technology Finance Corporation, its agent

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON FUNDING TRUST 2022-1 By: Horizon Technology Finance Corporation, its agent

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

Existing Affiliated Funds:

MONROE (NP) U.S. PRIVATE DEBT FUND LP
MONROE CAPITAL FUND SCSP SICAV-RAIF - PRIVATE CREDIT FUND (MARSUPIAL)
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III (UNLEVERAGED)
MONROE CAPITAL CLO 2014-1. LTD.
MONROE CAPITAL MML CLO 2016-1, LTD.
MONROE CAPITAL MML CLO 2017-1, LTD.
MONROE CAPITAL MML CLO VI, LTD.
MONROE CAPITAL MML CLO VII, LTD.
MONROE CAPITAL MML CLO VIII, LTD.
MONROE CAPITAL MML CLO IX, LTD.
MONROE CAPITAL MML CLO X, LLC
MONROE CAPITAL MML CLO XI, LTD.
MONROE CAPITAL MML CLO XII, LTD.
MONROE CAPITAL MML CLO XIII, LLC
MONROE CAPITAL MML CLO XIV, LLC
MONROE CAPITAL MML CLO XV, LTD.
MONROE CAPITAL MML CLO XVI, LTD.
MONROE CAPITAL MML CLO XVII, LTD.
MONROE CAPITAL MML CLO XVIII, LTD.
MONROE CAPITAL MML CLO XIX, LTD.
MONROE CAPITAL STARR CLO I LLC
MONROE CAPITAL STARR CLO II LLC
MONROE CAPITAL OPPORTUNISTIC PRIVATE CREDIT MASTER FUND SCSP
MONROE CAPITAL OPPORTUNISTIC II PRIVATE CREDIT MASTER FUND SCSP SICAV-RAIF
MONROE CAPITAL PARTNERS FUND, L.P.
MONROE CAPITAL PRIVATE CREDIT FUND 559 LP
MONROE CAPITAL PRIVATE CREDIT FUND I LP
MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED OFFSHORE) LP

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP
MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP
MONROE CAPITAL PRIVATE CREDIT FUND II LP
MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP
MONROE CAPITAL PRIVATE CREDIT FUND III LP
MONROE CAPITAL PRIVATE CREDIT FUND L LP
MONROE CAPITAL PRIVATE CREDIT FUND KTRS LP
MONROE CAPITAL PRIVATE CREDIT FUND VT LP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV (UNLEVERAGED) SCSP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V (UNLEVERAGED) SCSP SICAV-RAIF
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V SCSP SICAV-RAIF
MONROE CAPITAL PRIVATE CREDIT VERSAILLES MASTER FUND SCSP
MONROE CAPITAL PRIVATE CREDIT MJ MASTER FUND LTD.
MONROE PRIVATE CREDIT FUND A, LP
MONROE CAPITAL FUND O, LLC
MONROE CAPITAL CFO I LP
MONROE CAPITAL CFO I LTD.
MONROE CAPITAL INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Authorized Signatory

MONROE SMBC MA SENIOR LOAN FUND (OFFSHORE) LP
MONROE SMBC MA SENIOR LOAN FUND (ONSHORE) LP

By:	/s/ Peter Gruszka
	Name:	Peter Gruszka
	Title:	Authorized Signatory

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached Application dated as of May 14, 2025 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below; and that all actions by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument have been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MONROE CAPITAL CORPORATION

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL INCOME PLUS CORPORATION

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	President and Chief Executive Officer

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Sole Trustee

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL ASSET MANAGEMENT LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL MANAGEMENT LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL CLO MANAGER LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL CLO MANAGER II LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE CORPORATION

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

Existing Wholly-Owned Subsidiaries and Joint Ventures:

MCC HOLDCO EQUITY MANAGER I, LLC
MRCC HOLDING COMPANY I, LLC
MRCC HOLDING COMPANY III, LLC
MRCC HOLDING COMPANY IV, LLC
MRCC HOLDING COMPANY V, LLC
MRCC HOLDING COMPANY VII, LLC
MRCC HOLDING COMPANY VIII, LLC
MRCC HOLDING COMPANY IX, LLC
MRCC HOLDING COMPANY X, LLC
MRCC HOLDING COMPANY XI, LLC
MRCC HOLDING COMPANY XII, LLC
MRCC HOLDING COMPANY XIII, LLC MRCC HOLDING COMPANY XIV, LLC
MRCC HOLDING COMPANY XV, LLC
MRCC HOLDING COMPANY XVI, LLC
MRCC HOLDING COMPANY XVII, LLC
MRCC HOLDING COMPANY XVIII, LLC
MRCC HOLDING COMPANY XIX, LLC
MRCC HOLDING COMPANY XX, LLC
MRCC HOLDING COMPANY XXII, LLC
MRCC HOLDING COMPANY XXIII, LLC
MRCC HOLDING COMPANY XXIV, LLC
MC INCOME PLUS FINANCING SPV LLC
MC INCOME PLUS FINANCING SPV II LLC
MC INCOME PLUS FINANCING SPV III LLC
MC INCOME PLUS FINANCING SPV IV LLC
MC INCOME PLUS FINANCING SPV V LLC
MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC
MONROE CAPITAL INCOME PLUS ABS FUNDING II, LLC
MCIP HOLDING COMPANY I, LLC
MCIP HOLDING COMPANY II, LLC
MCIP HOLDING COMPANY IV, LLC
MCIP HOLDING COMPANY V, LLC
MCIP HOLDING COMPANY VI, LLC MCIP HOLDING COMPANY VII, LLC
MCIP HOLDING COMPANY VIII, LLC
MCIP HOLDING COMPANY IX, LLC
MCIP HOLDING COMPANY X, LLC
MCIP HOLDING COMPANY XI, LLC
MCIP HOLDING COMPANY XII, LLC
MCIP HOLDING COMPANY XIII, LLC
MCIP HOLDING COMPANY XIV, LLC
MCIP HOLDING COMPANY XV, LLC

MCIP HOLDING COMPANY XVI, LLC
MCIP HOLDING COMPANY XVII, LLC
MCIP HOLDING COMPANY XVIII, LLC
MCIP HOLDING COMPANY XIX, LLC
MCIP HOLDING COMPANY XX, LLC
MCIP HOLDING COMPANY XXI, LLC
MCIP HOLDING COMPANY XXII, LLC
MCIP HOLDING COMPANY XXIII, LLC
MCIP HOLDING COMPANY XXV, LLC
MCIP HOLDING COMPANY XXVI, LLC MCIP HOLDING COMPANY XXVIII, LLC
MCIP HOLDING COMPANY XXIX, LLC
MCIP HOLDING COMPANY XXX, LLC
MCIP HOLDING COMPANY XXXI, LLC
MCIP HOLDING COMPANY XXXII, LLC
MCIP HOLDING COMPANY XXXIII, LLC
MCIP HOLDING COMPANY XXXIV, LLC MCIP HOLDING COMPANY XXXV, LLC
MCIP HOLDING COMPANY XXXVI, LLC
MCIP HOLDING COMPANY XXXVII, LLC
MCIP HOLDING COMPANY XXXVIII, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Authorized Signatory

MRCC SENIOR LOAN FUND I, LLC

By:	/s/ Peter Gruszka
	Name:	Peter Gruszka
	Title:	Authorized Signatory

HORIZON CREDIT II LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON SECURED LOAN FUND I LLC

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Manager

HORIZON FUNDING I, LLC By: Horizon Secured Loan Fund I LLC, its sole member

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Manager

HORIZON FUNDING II, LLC By: Horizon Technology Finance Corporation, its sole member

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON FUNDING 2022-1 LLC By: Horizon Technology Finance Corporation, its agent

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON FUNDING TRUST 2022-1 By: Horizon Technology Finance Corporation, its agent

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

Existing Affiliated Funds:

MONROE (NP) U.S. PRIVATE DEBT FUND LP
MONROE CAPITAL FUND SCSP SICAV-RAIF - PRIVATE CREDIT FUND (MARSUPIAL)
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III
MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III (UNLEVERAGED)
MONROE CAPITAL CLO 2014-1. LTD.
MONROE CAPITAL MML CLO 2016-1, LTD.
MONROE CAPITAL MML CLO 2017-1, LTD.
MONROE CAPITAL MML CLO VI, LTD.
MONROE CAPITAL MML CLO VII, LTD.
MONROE CAPITAL MML CLO VIII, LTD.
MONROE CAPITAL MML CLO IX, LTD.
MONROE CAPITAL MML CLO X, LLC
MONROE CAPITAL MML CLO XI, LTD.
MONROE CAPITAL MML CLO XII, LTD.
MONROE CAPITAL MML CLO XIII, LLC
MONROE CAPITAL MML CLO XIV, LLC

MONROE CAPITAL MML CLO XV, LTD.
MONROE CAPITAL MML CLO XVI, LTD.
MONROE CAPITAL MML CLO XVII, LTD.
MONROE CAPITAL MML CLO XVIII, LTD.
MONROE CAPITAL MML CLO XIX, LTD.
MONROE CAPITAL STARR CLO I LLC
MONROE CAPITAL STARR CLO II LLC
MONROE CAPITAL OPPORTUNISTIC PRIVATE CREDIT MASTER FUND SCSP
MONROE CAPITAL OPPORTUNISTIC II PRIVATE CREDIT MASTER FUND SCSP SICAV-RAIF
MONROE CAPITAL PARTNERS FUND, L.P.
MONROE CAPITAL PRIVATE CREDIT FUND 559 LP
MONROE CAPITAL PRIVATE CREDIT FUND I LP
MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED OFFSHORE) LP
MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP
MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP
MONROE CAPITAL PRIVATE CREDIT FUND II LP
MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP
MONROE CAPITAL PRIVATE CREDIT FUND III LP
MONROE CAPITAL PRIVATE CREDIT FUND L LP
MONROE CAPITAL PRIVATE CREDIT FUND KTRS LP
MONROE CAPITAL PRIVATE CREDIT FUND VT LP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV (UNLEVERAGED) SCSP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V (UNLEVERAGED) SCSP SICAV-RAIF
MONROE CAPITAL PRIVATE CREDIT MASTER FUND V SCSP SICAV-RAIF
MONROE CAPITAL PRIVATE CREDIT VERSAILLES MASTER FUND SCSP
MONROE CAPITAL PRIVATE CREDIT MJ MASTER FUND LTD.
MONROE PRIVATE CREDIT FUND A, LP
MONROE CAPITAL FUND O, LLC
MONROE CAPITAL CFO I LP
MONROE CAPITAL CFO I LTD.
MONROE CAPITAL INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Authorized Signatory

MONROE SMBC MA SENIOR LOAN FUND (OFFSHORE) LP
MONROE SMBC MA SENIOR LOAN FUND (ONSHORE) LP

By:	/s/ Peter Gruszka
	Name:	Peter Gruszka
	Title:	Authorized Signatory

EXHIBIT A

Resolutions of Board of Directors of Monroe Capital Corporation

Approval of Filing of Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Monroe Capital BDC Advisors, LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Resolutions of the Board of Directors of Monroe Capital Income Plus Corporation

Approval of Filing of Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Monroe Capital BDC Advisors, LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Resolutions of the Sole Initial Trustee of Monroe Capital Enhanced Corporate Lending Fund

Approval of Filing of Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Monroe Capital BDC Advisors, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Directors of Horizon Technology Finance Corporation

Approval of Filing of Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Horizon Technology Finance Management LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Schedule A

Monroe Capital Corporation – Existing Wholly-Owned Subsidiaries and Joint Ventures:

MCC HOLDCO EQUITY MANAGER I, LLC

MRCC HOLDING COMPANY I, LLC

MRCC HOLDING COMPANY III, LLC

MRCC HOLDING COMPANY IV, LLC

MRCC HOLDING COMPANY V, LLC

MRCC HOLDING COMPANY VII, LLC

MRCC HOLDING COMPANY VIII, LLC

MRCC HOLDING COMPANY IX, LLC

MRCC HOLDING COMPANY X, LLC

MRCC HOLDING COMPANY XI, LLC

MRCC HOLDING COMPANY XII, LLC

MRCC HOLDING COMPANY XIII, LLC

MRCC HOLDING COMPANY XIV, LLC

MRCC HOLDING COMPANY XV, LLC

MRCC HOLDING COMPANY XVI, LLC

MRCC HOLDING COMPANY XVII, LLC

MRCC HOLDING COMPANY XVIII, LLC

MRCC HOLDING COMPANY XIX, LLC

MRCC HOLDING COMPANY XX, LLC

MRCC HOLDING COMPANY XXII, LLC

MRCC HOLDING COMPANY XXIII, LLC

MRCC HOLDING COMPANY XXIV, LLC

MRCC SENIOR LOAN FUND I, LLC

Monroe Capital Income Plus Corporation – Existing Wholly-Owned Subsidiaries:

MC INCOME PLUS FINANCING SPV LLC

MC INCOME PLUS FINANCING SPV II LLC

MC INCOME PLUS FINANCING SPV III LLC

MC INCOME PLUS FINANCING SPV IV LLC

MC INCOME PLUS FINANCING SPV V LLC

MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC

MONROE CAPITAL INCOME PLUS ABS FUNDING II, LLC

MCIP HOLDING COMPANY I, LLC

MCIP HOLDING COMPANY II, LLC

MCIP HOLDING COMPANY IV, LLC

MCIP HOLDING COMPANY V, LLC

MCIP HOLDING COMPANY VI, LLC

MCIP HOLDING COMPANY VII, LLC

MCIP HOLDING COMPANY VIII, LLC

MCIP HOLDING COMPANY IX, LLC

MCIP HOLDING COMPANY X, LLC

MCIP HOLDING COMPANY XI, LLC

MCIP HOLDING COMPANY XII, LLC

MCIP HOLDING COMPANY XIII, LLC

MCIP HOLDING COMPANY XIV, LLC

MCIP HOLDING COMPANY XV, LLC

MCIP HOLDING COMPANY XVI, LLC

MCIP HOLDING COMPANY XVII, LLC

MCIP HOLDING COMPANY XVIII, LLC

MCIP HOLDING COMPANY XIX, LLC

MCIP HOLDING COMPANY XX, LLC

MCIP HOLDING COMPANY XXI, LLC

MCIP HOLDING COMPANY XXII, LLC

MCIP HOLDING COMPANY XXIII, LLC

MCIP HOLDING COMPANY XXV, LLC

MCIP HOLDING COMPANY XXVI, LLC

MCIP HOLDING COMPANY XXVIII, LLC

MCIP HOLDING COMPANY XXIX, LLC

MCIP HOLDING COMPANY XXX, LLC

MCIP HOLDING COMPANY XXXI, LLC

MCIP HOLDING COMPANY XXXII, LLC

MCIP HOLDING COMPANY XXXIII, LLC

MCIP HOLDING COMPANY XXXIV, LLC

MCIP HOLDING COMPANY XXXV, LLC

MCIP HOLDING COMPANY XXXVI, LLC

MCIP HOLDING COMPANY XXXVII, LLC

MCIP HOLDING COMPANY XXXVIII, LLC

Horizon Technology Finance Corporation – Existing Wholly-Owned Subsidiaries:

HORIZON CREDIT II LLC

HORIZON SECURED LOAN FUND I LLC

HORIZON FUNDING I, LLC

HORIZON FUNDING II, LLC

HORIZON FUNDING 2022-1 LLC

HORIZON FUNDING TRUST 2022-1

Schedule B

Each Existing Affiliated Fund is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or Section 3(c)(7). Each of the Existing Affiliated Funds are advised by one of the Existing Advisers as set forth below.

Existing Advisers

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

MONROE CAPITAL ASSET MANAGEMENT LLC

MONROE CAPITAL MANAGEMENT LLC

MONROE CAPITAL CLO MANAGER LLC

MONROE CAPITAL CLO MANAGER II LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

Existing Affiliated Funds

MONROE (NP) U.S. PRIVATE DEBT FUND LP

MONROE CAPITAL FUND SCSP SICAV-RAIF - PRIVATE CREDIT FUND (MARSUPIAL)

MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III

MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III (UNLEVERAGED)

MONROE CAPITAL CLO 2014-1. LTD.

MONROE CAPITAL MML CLO 2016-1, LTD.

MONROE CAPITAL MML CLO 2017-1, LTD.

MONROE CAPITAL MML CLO VI, LTD.

MONROE CAPITAL MML CLO VII, LTD.

MONROE CAPITAL MML CLO VIII, LTD.

MONROE CAPITAL MML CLO IX, LTD.

MONROE CAPITAL MML CLO X, LLC

MONROE CAPITAL MML CLO XI, LTD.

MONROE CAPITAL MML CLO XII, LTD.

MONROE CAPITAL MML CLO XIII, LLC

MONROE CAPITAL MML CLO XIV, LLC

MONROE CAPITAL MML CLO XV, LTD.

MONROE CAPITAL MML CLO XVI, LTD.

MONROE CAPITAL MML CLO XVII, LTD.

MONROE CAPITAL MML CLO XVIII, LTD.

MONROE CAPITAL MML CLO XIX, LTD.

MONROE CAPITAL STARR CLO I LLC

MONROE CAPITAL STARR CLO II LLC

MONROE CAPITAL OPPORTUNISTIC PRIVATE CREDIT MASTER FUND SCSP

MONROE CAPITAL OPPORTUNISTIC II PRIVATE CREDIT MASTER FUND SCSP SICAV-RAIF

MONROE CAPITAL PARTNERS FUND, L.P.

MONROE CAPITAL PRIVATE CREDIT FUND 559 LP

MONROE CAPITAL PRIVATE CREDIT FUND I LP

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED OFFSHORE) LP

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP

MONROE CAPITAL PRIVATE CREDIT FUND II LP

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP

MONROE CAPITAL PRIVATE CREDIT FUND III LP

MONROE CAPITAL PRIVATE CREDIT FUND L LP

MONROE CAPITAL PRIVATE CREDIT FUND KTRS LP

MONROE CAPITAL PRIVATE CREDIT FUND VT LP

MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV (UNLEVERAGED) SCSP

MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP

MONROE CAPITAL PRIVATE CREDIT MASTER FUND V (UNLEVERAGED) SCSP SICAV-RAIF

MONROE CAPITAL PRIVATE CREDIT MASTER FUND V SCSP SICAV-RAIF

MONROE CAPITAL PRIVATE CREDIT VERSAILLES MASTER FUND SCSP

MONROE CAPITAL PRIVATE CREDIT MJ MASTER FUND LTD.

MONROE PRIVATE CREDIT FUND A, LP

MONROE CAPITAL FUND O, LLC

MONROE CAPITAL CFO I LP

MONROE CAPITAL CFO I LTD.

MONROE CAPITAL INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.

MONROE SMBC MA SENIOR LOAN FUND (OFFSHORE) LP

MONROE SMBC MA SENIOR LOAN FUND (ONSHORE) LP